Enhanced No Lapse      In this rider "we", "our" and "us" mean AXA Equitable
Guarantee Rider        Life Insurance Company.  "You" and "your" mean the owner
                       of the policy at the time an owner's right is exercised.



EFFECTIVE DATE OF THIS RIDER. This rider is effective on the Register Date of this policy.

THIS RIDER'S BENEFIT. This rider will prevent this policy from lapsing at the beginning of a policy month provided that all of the following conditions are met:
a) this rider has not terminated; and
b) item (1) is at least equal to item (2) where:

         (1) equals the sum of premium payments, accumulated at the Enhanced No Lapse Guarantee Accumulation Rate, if any, shown in the "Policy Information" section of the policy, less any partial withdrawals, accumulated at the Enhanced No Lapse Guarantee Accumulation Rate, if any, from the Register Date of the policy up to that month, and

         (2) equals the sum of the monthly Enhanced No Lapse Guarantee Premiums and guarantee premiums for any additional benefit riders shown in the "Table Of Guarantee Premiums" in the "Policy Information" section of this policy, accumulated at the Enhanced No Lapse Guarantee Accumulation Rate, if any, from the Register Date of the policy up to that month; and

c) any outstanding policy loan and accrued loan interest do not exceed the Policy Account Value.

If the Net Policy Account Value at the beginning of the policy month is not sufficient to cover the total monthly deductions for that month and this policy would otherwise go into default, but the above conditions are met, this policy will not be in default and we will take monthly deductions up to the amount in the Policy Account; see the "Grace Period" provision of this policy.

The Enhanced No Lapse Guarantee Premiums for basic life insurance benefits and the guarantee premiums for any additional benefit riders are shown in the "Table Of Guarantee Premiums" in the "Policy Information" section of this policy. Certain policy changes after issue will change the Enhanced No Lapse Guarantee Premiums but they will not change the guarantee period.

FUND ALLOCATIONS. While this rider is part of this policy, only certain funds of our Separate Account (SA) are available as investment options, as noted in the application, the prospectus, and any prospectus supplement for this policy. All net premium payments are credited to the chosen investment fund (s) in accordance with the "Allocations" provision of this policy. Monthly deductions will be taken from your values in the chosen investment fund (s) of our SA based on the proportion these values bear to the total unloaned Policy Account Value. Transfers are permitted only among the investment funds of our SA that are available while this rider is part of your policy. Partial withdrawals, policy loans, and loan repayments may be made subject to our normal rules as stated in the policy provisions pertaining to these items, except as follows:

         (i) When you request to make a partial withdrawal or policy loan, you may tell us how much of the withdrawal or loan is to come from your values in each of the available investment funds of our SA. If you do not tell us or if we cannot allocate the loan or withdrawal on the basis of your direction, we will allocate it based on the proportion that your value in the funds bear to the total unloaned Policy Account Value.

         (ii) Loan interest not paid when due on a policy anniversary will be taken from your values in the available investment options based on the proportion that these values bear to the total unloaned Policy Account Value.

         (iii) When you make a loan repayment, we will allocate the repayment to the available investment options in proportion to any loan repayment amounts for the available SA funds that you have specified for that repayment, or otherwise in proportion to the premium allocation percentages then in effect.

If any of these restrictions are changed in the future, we will notify you by prospectus supplement or other form of written communication. If this rider terminates, and this policy remains in force, the fund allocation restrictions imposed by this rider will no longer apply.

GRACE PERIOD AND RESTORING YOUR POLICY BENEFITS. While this rider is in effect, references in these policy provisions to "No Lapse Guarantee" shall be deemed to include "Enhanced No Lapse Guarantee" regarding periods of time, applicable premium amounts, and termination.

THE CHARGE FOR THIS RIDER. The charge for this rider, if any, is shown in the "Policy Information" section of this policy.


R10-40

WHEN THIS RIDER WILL TERMINATE. This rider will terminate on the earliest of the following dates:

a) on the date the policy ends without value at the end of a Grace Period, is given up for its Net Cash Surrender Value, or otherwise terminates;
b) on expiration of the Enhanced No Lapse Guarantee period shown in the "Policy Information" section of this policy;
c) on the effective date of the election of any Paid Up Death Benefit Guarantee;
d) on the date that a new insured person is substituted for the original insured person under the terms of any Substitution of Insured rider;
e) on the date any Loan Extension endorsement becomes effective;
f) on the effective date of a requested transfer during the Enhanced No Lapse Guarantee Period from the permitted fund (s) of our SA (see "Fund Allocations" provision of this rider).

You may also terminate this rider at any time after policy issue by asking for this in writing. The effective date of termination will be the beginning of the policy month that coincides with or next follows the date we receive your request.

If this rider terminates for any reason, it may not be restored.


INCONTESTABILITY AND SUICIDE EXCLUSIONS. The Incontestability and Suicide Exclusion provisions of this policy also apply to this rider.

GENERAL. This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider.

                      AXA EQUITABLE LIFE INSURANCE COMPANY



[GRAPHIC OMITTED]                          [GRAPHIC OMITTED]
Christopher M. Condron,                 Karen Field Hazin, Vice President,
Chairman of the Board,                  Secretary and Associate General Counsel
President and Chief Executive Officer